EXHIBIT 12.1
Ratio of Earnings to Fixed Charges

				(dollars in millions)
	Nine Months Ended	Fiscal Years
	June 30, 2018	2017	2016	2015	2014	2013
Earnings:
Income from continuing operations before income taxes and equity method investment earnings	$1,974	$2,609	$2,586	$1,908	$1,241	$1,254
Add: Fixed charges	326	353	313	358	194	219
Add: Amortization of capitalized interest	7	7	7	5	5	5
Less: Capitalized interest	(12)	(12)	(7)	(10)	(8)	(8)
Total adjusted earnings	2,295	2,957	2,899	2,261	1,432	1,470
Fixed Charges:
Interest	256	266	241	283	122	116
Capitalized interest	12	12	7	10	8	8
Amortization of debt issuance and debt discount expense	7	13	8	10	10	28
Rentals at computed interest factor (1)	51	62	57	55	54	67
Total fixed charges	$326	$353	$313	$358	$194	$219

Ratio of Earnings to Fixed Charges	7.04	8.38	9.26	6.32	7.38	6.71

(1)	Amounts represent those portions of rent expense (one-third) that are reasonable approximations of interest costs.